130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

14 August 2013

DELIVERED BY COURIER / LETTER FILED ON EDGAR

United States Securities and Exchange Commission
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C.  20549

Attention:       John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 31, 2013, regarding Avalon Rare Metals Inc.
Form 40-F for Fiscal Year Ended August 31, 2012
Filed November 29, 2012
File No. 001-35001

Dear Mr. Reynolds:

This letter is in response to the staff’s comments set out in your letter dated July 31, 2013 addressed to our James Andersen regarding the annual report on Form 40-F of Avalon Rare Metals Inc. (“Avalon”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of co-operation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Year Ended August 31, 2012

Exhibit 99.1 Annual Information Form

Resource Estimate Page 21

Staff Comment No. 1.

Updated resources and reserves are disclosed for your Thor Lake property as of November 2012, along with modifications to your development plan which included a Preliminary Feasibility Study for a rare earth separation plant and refinery completed in March 2012.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials

w w w . a v a l o n r a r e m e t a l s . c o m

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

designated as resources/reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Avalon Rare Metals Inc.’s Response:

Avalon is incorporated in Canada and is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended, and files reports with the Commission pursuant to the multi-jurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the Commission.  Pursuant to MJDS, Avalon prepared its Annual Information Form in accordance with applicable Canadian disclosure requirements and filed it with the Commission on Form 40-F.

w w w . a v a l o n r a r e m e t a l s . c o m

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

The disclosure contained in Avalon’s Form 40-F for the year ended August 31, 2012 for the Nechalacho Rare Earth Elements Project (formerly known as the Thor Lake Project) complies with the disclosure requirements of Form 40-F and the Exchange Act because it complies with the relevant Canadian disclosure requirements for Avalon’s Annual Information Form and other Canadian reporting requirements.  Avalon reports Reserve and Resource estimates in accordance with National Instrument 43-101, the national instrument for the Standards of Disclosure for Mineral Projects within Canada, as adopted by the Ontario Securities Commission (“NI 43-101”).  The disclosure requirements of NI 43-101 may differ materially from the requirements of SEC Industry Guide 7 (pursuant to Rule 12b-4 of the Exchange Act).  As disclosed at page 3 of Avalon’s Form 40-F under the heading “Resource and Reserve Estimates”, Avalon is not subject to the disclosure requirements of SEC Industry Guide 7 or Section C therein.

We note that Avalon’s Form 40-F and other reports containing reserve or resource information clearly state that this information is prepared in accordance with applicable Canadian standards, including NI 43-101 and therefore the information may differ from information prepared in accordance with the Commission’s requirements.

Notwithstanding the fact that the Commission’s standards for resource and reserve reporting do not apply, we have furnished information responsive to this Comment as supplementary information and not as part of the file, in the form of a CD which contains an Adobe PDF document titled “Nechalacho Report” to which we refer you.  Any questions with respect to this supplementary information may be posed to our Bill Mercer, Vice President, Exploration.  Mr. Mercer can be reached at 416-864-2267 and bmercer@avalonraremetals.com.

Mineral Reserve Estimate, page 26

Staff Comment No. 2.

We note your mineral reserves were estimated using price forecasts for rare earth oxides in 2015 based on CIBC’s forecast dated March 6, 2011, which was later updated as of November 21, 2012.  Supplementally provide the historic three-year (36-month) average price for all the rare earth oxides you plan to produce and sell as of your resource/reserve effective dates and compare these prices to the forecast prices in 2015 that you used to estimate your resources/reserves.  We may have further comments pending your response.

w w w . a v a l o n r a r e m e t a l s . c o m

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

Avalon Rare Metals Inc.’s Response:

We note our response to Staff Comment No. 1 above.  Notwithstanding the fact that the Commission’s standards for resource and reserve reporting do not apply, we have furnished information responsive to this Comment as supplementary information and not as part of the file.  The CD forwarded as supplementary information contains two Excel files titled “Avalon Price forecast comparison Aug 2013” and “Avalon Rare Metals Elements – 3 Year Average Price to Nov 2012” which provide the supplementary information responsive to Staff Comment No. 2.  Any questions with respect to this information may be posed to our Pierre Neatby, Vice President, Sales and Marketing.  Mr. Neatby can be reached at 416-864-2262 and pneatby@avalonraremetals.com.

Staff Comment No. 3.

Please insert a small-scale map showing the location and access to each of your material properties.  Maps and drawings should contain the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

w w w . a v a l o n r a r e m e t a l s . c o m

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

Avalon Rare Metals Inc.’s Response:

The disclosure contained in Avalon’s Form 40-F for the year ended August 31, 2012 complies with the disclosure requirements of Form 40-F and the Exchange Act based on the relevant Canadian disclosure requirements for Avalon’s Annual Information Form and other Canadian MJDS reporting requirements.  Avalon reports Reserve and Resource estimates in accordance with NI 43-101.  The disclosure requirements of NI 43-101 may differ materially from the requirements of SEC Industry Guide 7 (pursuant to Rule 12b-4 of the Exchange Act).  As disclosed at page 3 of Avalon’s Form 40-F under the heading “Resource and Reserve Estimates”, Avalon is not subject to the disclosure requirements of SEC Industry Guide 7 or Section C therein.   In particular, NI 43-101 does not require that property maps be included in Avalon’s Annual Information Form.

Notwithstanding this response, Avalon has prepared a map of the Nechalacho Rare Earth Elements Project property which is on the CD forwarded as supplementary information in an Adobe PDF document titled “Nechalacho Deposit Property Map”.  This represents the only material property of Avalon.  Avalon will consider including this map or a similar map in future annual filings.

Historical Work page 46

Staff Comment No. 4.

We not you use the term grab samples and describe assays values as up to designated values.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

w w w . a v a l o n r a r e m e t a l s . c o m

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.  Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Avalon Rare Metals Inc.’s Response:

The document enclosed titled “4.3.5. Lilypad Lakes Tantalum-Cesium Property” shows how the Annual Information Form of Avalon Rare Metals Inc. to be filed with Form 40-F or Form 20-F, as applicable, for the fiscal year to end on August 31, 2013 will be drafted.  The document is a black-line which shows the changes which Avalon will make to the disclosure made for the fiscal year ended on August 31, 2012 in its disclosure for the fiscal year to end on August 31, 2013.

x x x x x

Avalon Rare Metals Inc. hereby acknowledges that:

•	Avalon Rare Metals Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Avalon Rare Metals Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 12b-4 of the Exchange Act, Avalon Rare Metals Inc. requests return of the CD forwarded as supplementary information.  A pre-paid, pre-addressed shipping label is enclosed for the return of the CD upon completion of your review.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 864-2268.

Yours truly,

/s/ Richard Pratt
Richard Pratt
General Counsel

Attachment

4.3.5. Lilypad Lakes Tantalum-Cesium Property

Location, Access and Ownership

The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium ~~rich~~ mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation). The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

The property is presently only readily accessible by air. A camp was established on Lilypad Lakes for the field programs and was serviced by float-equipped aircraft from Pickle Lake. In the winter, the property is accessible from Fort Hope by snowmobile and this community is accessible for a brief period in the winter by an ice road from Pickle Lake. Longer term, there have been proposals to build an all-weather road from Armstrong to Fort Hope to facilitate access for logging companies as well as access to the community. This road could potentially pass quite close to the Lilypad Lakes claims.

Geological Setting

The Lilypad Lakes property is situated in the eastern part of the Uchi subprovince of the Superior Province of the Precambrian Canadian Shield. The boundary with the English River subprovince occurs several miles to the south. The dominant feature of the region is a sequence of felsic to mafic metavolcanics up to three kilometres thick intercalated with assorted and derived peraluminous metasediments and iron formation. This complex sequence has been tightly folded into a 13 kilometre wide east-west trending belt bounded by migmatized metasediments granite and paragneiss to the south, referred to as the Kawitos Batholith and by the granitic Cluff Lake Stock to the north. The peraluminous Kawitos Batholith is a possible progenitor to the rare metals pegmatite dykes and sills that intrude all lithologies on the Lilypad Lakes property.

The rare metal pegmatites cover a minimum area of 10 square kilometres across the property. Individual dykes range from several centimetres to tens of metres wide, and have been traced for up to 750 metres along strike. Most pegmatites trend in a westerly direction of 240° to 270°. A second, north-south trend is exhibited by the Rubellite and South Dykes, in addition to erratic orientations at the F and North anomalies. Diamond drilling indicates that the dykes are continuous to depth, with little change in morphology or mineralogy. All pegmatites exhibit high degrees of fractionation and are enriched in tantalum, cesium, rubidium, and lithium.

Pleistocene glacial drift covers much of the periphery of the property, including areas adjacent to known rare metal pegmatites.

Historical Work

The Lilypad Lakes area was previously explored for lithium in the 1950’s by Standard Lithium Corporation (“Standard”) and for tantalum in 1979 to 1981 by Tantalum Mining Corporation of Canada (“Tanco”). Only partial records of the work performed by these two companies are available in the government assessment files. Standard drilled at least 12 holes totalling 968 metres in two targets, but did not assay for tantalum or cesium. Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 metres, of which 21 holes were drilled on just two of the targets. Assay data is only available from two holes that tested a target called the South Dyke and intersected ~~significant~~ tantalum values of 0.058% tantalum oxide (Ta2O5) across 9.8 metres and 0.038% Ta2O5 across 11.0 metres, respectively. Tanco did not assay for cesium, rubidium, or lithium.

An initial reconnaissance mapping and sampling program carried out by Avalon in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of ~~high-grade~~ cesium mineralization in association with the tantalum. ~~Select grab samples from this program produced tantalum values of up to 0.113% tantalum oxide (Ta2O5) and one 12 metre wide dyke (now called the Pollucite Dyke) averaged 0.04% Ta2O5 across its full width, accompanied by 2.45% cesium oxide (Cs2O)~~. The company carried out work programs in 2000 and 2001 that included geological mapping, prospecting, geophysics (magnetics and gravity), geochemistry, and channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes. The 2000 and 2001 work was ~~Two major follow-up work programs were~~ carried out on the property by the Company as a joint venture ~~in 2000, the first work program being a $350,000 mapping and diamond drilling program during the first half of the year, and the second work program being a $580,000 program from August to the end of December 2000~~ funded by Global Canada (“Global Canada”) ~~under a joint venture~~ that was terminated following the 2001 program. These programs confirmed the potential for ~~economic~~ tantalum (and cesium) deposits on the property with the identification of 14 occurrences of ~~economic grade~~ tantalum mineralization (>0.02% tantalum oxide (Ta2O5)) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square kilometres. The drilling completed by Avalon and expenditures are summarized in the table below.

Year	Holes	Metres	Expenditures
2000	17	1,995	$ 350,000
2001	15	2,786	$ 850,000
TOTAL	32	4,781	$ 1,200,000

~~Four of these occurrences were drilled in 2000 in two small programs totalling 1,995 metres in 17 holes. In 2001, the Company completed an $850,000 work program on the property, also funded by Global Canada, which involved detailed geological mapping, prospecting, channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes.~~
The principal targets of drilling were the Rubellite Dyke, the Pollucite Dyke and the South Dyke. Results of the drilling are summarized in the drill data table. The program of channel sampling of the surface showings resulted in the assays given in the Trench Channel Sample Table.

~~The 2001 drilling program was primarily designed to begin delineating the dimensions of the Rubellite Dyke and Pollucite Dyke tantalum–cesium zones, while also testing several geochemical and geophysical targets for new rare metal pegmatites.~~ The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strike length of 100 metres and to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.025% to 0.055% tantalum oxide (Ta2O5) (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Channel sampling of the Rubellite Dyke revealed new zones of cesium enrichment averaging up to 1.287% cesium oxide (Cs2O) and 0.068% Ta2O5 over 5.8 metres and 1.385% cesium oxide and 0.048% Ta2O5 over 9.5 metres (see Trench Channel Sample Table below)].

DRILL HOLE DATA TABLE

TRENCH CHANNEL SAMPLE TABLE

~~The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.02 5% to 0.048% tantalum oxide (Ta2O5) (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% tantalum oxide (Ta2O5) and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% cesium oxide (Cs2O) over 4.0 metres and 1.385% cesium oxide over 9.5 metres along with tantalum grades of 0.061% tantalum oxide and 0.048% tantalum oxide respectively.~~

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of ~~high-grade~~ tantalum mineralization was discovered from which a channel sample assayed 0.108% tantalum oxide (Ta2O5) across a four metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a five kilometre long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% tantalum oxide (Ta2O5)) and high quality mineralization (100% microlite, averaging 79% tantalum oxide).

Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A weighted average by width gave grades from channel samples of 0.042% Ta2O5 and 2.083% Cs2O over 3.54 metres whilst drill results gave average, weighted by drilled width, grades of 0.041% Ta2O5 and 2.273% Cs2O over an average of 11.4 metres. True widths would be less. ~~A channel sample in the westernmost exposure assayed 0.07% tantalum oxide (Ta2O5) across a 1.0 metre width, and grab samples from nearby exposures assayed up to 0.087% tantalum oxide and 4.62% cesium oxide (Cs2O)~~.

New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg “mini-bulk” sample was collected from the Rubellite Dyke for preliminary metallurgical test work. The head grade of this sample was determined to be 0.053% tantalum oxide (Ta2O5). Results from the test work are very encouraging as it was determined that a direct gravity concentration method would recover 60 to 65% of the tantalum in the ore into a concentrate grading over 30% tantalum oxide (Ta2O5), and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further test work to optimize the process was recommended. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

Future Plans

A $1,100,000 follow-up program was recommended under the Global Canada joint venture that was not implemented due to Global Canada’s decision to withdraw from further participation in the project following the 2001 program. The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. The claims are in good standing until 2014 with sufficient assessment credits available to hold the claims beyond that date.